UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Neurotrope, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
64129T108
(CUSIP Number)
December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [_]  Rule 13d-1(b)

            [_]  Rule 13d-1(c)

            [x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	64129T108

1	Names of Reporting Persons
Neuroscience Research Ventures, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
State of West Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 shares
	6	Shared Voting Power
10,687,500 shares (See Item 4)
	7	Sole Dispositive Power
0 shares
	8	Shared Dispositive Power
10,687,500 shares (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,687,500 shares (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.03% (a) (See Item 4)
12	Type of Reporting Person (See Instructions)
CO

(a)      This percentage is calculated using the 212,435,016 shares of Common Stock issued and outstanding as of December 19, 2016, as disclosed in the Issuer’s Registration Statement filed on Form S-1 with the Securities and Exchange Commission on December 19, 2016, including the 1,662,500 shares underlying stock options held by Neuroscience Research Ventures, Inc. that are vested or will vest within 60 days after December 31, 2016.

CUSIP No.	64129T108

1	Names of Reporting Persons
Cognitive Research Enterprises, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [x]
3	Sec Use Only

4	Citizenship or Place of Organization
State of West Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0 shares
	6	Shared Voting Power
10,687,500 shares (See Item 4)
	7	Sole Dispositive Power
0 shares
	8	Shared Dispositive Power
10,687,500 shares (See Item 4)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,687,500 shares (See Item 4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
5.03% (a) (See Item 4)
12	Type of Reporting Person (See Instructions)
OO

(a)      This percentage is calculated using the 212,435,016 shares of Common Stock issued and outstanding as of December 19, 2016, as disclosed in the Issuer’s Registration Statement filed on Form S-1 with the Securities and Exchange Commission on December 19, 2016, including the 1,662,500 shares underlying stock options held by Neuroscience Research Ventures, Inc. that are vested or will vest within 60 days after December 31, 2016.

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on July 25, 2016 (the “Original Schedule 13G,” as amended hereby, the “Schedule 13G”), with respect to shares of Common Stock of Neurotrope, Inc.  This Amendment amends and restates Items 1 through 10 in their entirety as set forth below.

Item 1.

(a)        Name of Issuer: Neurotrope, Inc.

(b)        Address of Issuer’s Principal Executive Offices: 205 East 42nd Street, 16th Floor, New York, NY 10017

Item 2.

(a)               Name of Person Filing:

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: Neuroscience Research Ventures, Inc. (“NRV”) and Cognitive Research Enterprises, Inc., formerly known as Blanchette Rockefeller Neurosciences Institute, Inc. (“CRE,” together with NRV, the “Reporting Persons”).  Please refer to that certain Joint Filing Agreement dated as of July 22, 2016, by and among each of the Reporting Persons, filed with the Securities Exchange Commission on July 25, 2016, as an exhibit to the Original Schedule 13G.

(b)               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of NRV is 364 Patteson Drive, #279, Morgantown, WV 26505.

The address of the principal business office of CRE is 8 Medical Center Drive, Morgantown, WV 26505.

(c)                Citizenship:

NRV is a corporation incorporated under the laws of the State of West Virginia.

CRE is a not-for-profit institution organized and existing under the laws of the State of West Virginia.

(d)               Title and Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)                CUSIP No.:     64129T108

Item 3.       If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [_]        Broker or dealer registered under Section 15 of the Act;

(b)        [_]        Bank as defined in Section 3(a)(6) of the Act;

(c)        [_]        Insurance company as defined in Section 3(a)(19) of the Act;

(d)        [_]        Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)        [_]        An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)        [_]        An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)        [_]        A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)        [_]        A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)         [_]        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)         [_]        A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)        [_]        Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)        Amount Beneficially Owned:

            (1) NRV directly beneficially owns 10,687,500 shares of Common Stock, including 1,662,500 shares of Common Stock underlying stock options held by NRV that are vested as of December 31, 2016 or will vest within 60 days thereafter.

            (2) NRV is a wholly owned subsidiary of CRE, and CRE shares voting and dispositive power with respect to the shares of Common Stock held by NRV by virtue of its ability to direct the decisions of NRV.

 (b)       Percent of Class:  See the responses to Item 11 on the attached cover pages.

 (c)       Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

            (ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of more than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7.       Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

                  Not applicable.

Item 8.       Identification and classification of members of the group.

                  Not applicable.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.     Certifications.

Not applicable.  This statement is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2017

NEUROSCIENCE RESEARCH VENTURES, INC.

a West Virginia corporation

By:         /s/ Thomas A. Vorbach

Name: Thomas A. Vorbach

Its: Assistant Secretary and Treasurer

COGNITIVE RESEARCH ENTERPRISES, INC.

a West Virginia non-profit organization

By:         /s/ Shana K. Phares

Name: Shana K. Phares

Its: President and Chief Executive Officer